[redacted]

08004290

TATA

082-03733

25th July 2008
BP/AD-M1A/ 396

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

SEC
Mail Processing
Section

AUG 06 2008

Washington, DC
104

Dear Sirs,

Audited Financial Results for the quarter ended 30th June 2008

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter ended 30th June 2008 along with the Auditors' Report thereon, which were approved by the Board of Directors of the Company at its meeting held today.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
AUG 14 2008
THOMSON REUTERS

8/13

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2008

	Particulars		Quarter ended 30-Jun-08	Quarter ended 30-Jun-07	Year ended 31-Mar-08
(A)			MUs	MUs	MUs
1.	Generation		3,935	3,860	14,717
2.	Sales		4,115	4,056	14,959
(B)			Rs. Crores	Rs. Crores	Rs. Crores
1.	Revenue		2,049.13	1,511.48	5,882.51
	Add / (Less) : Income to be recovered / (utilised) in future tariff determination		(23.00)	-	33.40
	Net Revenue		2,026.13	1,511.48	5,915.91
2.	Other Income		48.31	68.46	465.84
3.	Total Income		2,074.44	1,579.94	6,381.75
4.	Expenditure				
	a) Staff Cost		71.69	64.74	249.69
	b) Cost of Power Purchased		264.87	208.51	548.87
	c) Cost of Fuel		1,289.36	877.80	3,714.99
	d) Cost of components, materials and services in respect of contracts		8.26	14.94	38.90
	e) Depreciation		73.11	71.44	290.50
	f) (Gain)/Loss on exchange (net)		(38.89)	(37.87)	(32.01)
	g) Other expenditure		87.04	96.75	433.09
	h) Total expenditure (4a to 4g)		1,755.44	1,296.31	5,244.03
5.	Interest		52.16	55.75	167.60
6.	Exceptional Items - Loss on redemption of 6.75% Tax free US 64 Bonds 2008	155.47			
	Less: Drawn from : Contingencies Reserve	39.38			
	Deferred Taxation Liability Fund	116.09			
			-	-	-
7.	Profit before Tax		**266.84**	**227.88**	**970.12**
8.	Provision for Taxation		76.29	37.68	100.22
9.	Profit after Tax		190.55	190.20	869.90
10.	Statutory Appropriations		28.00	-	58.59
11.	Net Profit after Tax and Statutory Appropriations		**162.55**	**190.20**	**811.31**
12.	Paid-up Equity Share Capital (Face Value: Rs. 10/- per share)		220.87	197.92	220.72
13.	Reserves including Statutory Reserves				7,237.51
14.	Basic Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)		7.36	9.60	38.64
15.	Diluted Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)		7.36	9.04	38.03
16.	Aggregate of public shareholding				
	No. of shares #		14,68,29,168	13,37,25,850	14,67,48,628
	% of shareholding @		66.50	67.58	66.49
	# Excludes no. of shares held by custodians of GDR		2,25,830	3,40,310	2,25,830
	@ Excludes % of shareholding held by custodians of GDR		0.10	0.17	0.10
17.	Dividend (For the year ended 31-Mar-07)				
	Rate per share (Face Value Rs. 10/-) (In Rupees)		-	9.50	9.50
	Amount (Rs. in crores)		-	9.40	9.40
18.	Final Dividend (Proposed)				
	Rate per share (Face Value Rs. 10/-) (In Rupees)		-	-	10.50
	Amount (Rs. in crores)		-	-	231.98

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 25th July, 2008.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to Reliance Infrastructure Ltd. as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th June, 2008, the accumulated interest was Rs.131.56 crores (Rs. 2.80 crores for the quarter ended 30th June, 2008). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by Reliance Infrastructure Ltd. on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 469.95 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to Reliance Infrastructure Ltd. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Taxation Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3. In a matter pertaining to distribution rights of the Company, ATE vide its Order dated 22nd May, 2006, had set aside MERC's Order and allowed as a whole the appeal preferred by Reliance Infrastructure Ltd. The Company then filed an appeal in the Hon'ble Supreme Court. The Supreme Court has set aside the Orders of MERC and ATE and has upheld the Company's right to supply electricity to all consumers.

4. In the matter of claims raised by the Company on Reliance Infrastructure Ltd., towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by Reliance Infrastructure Ltd. including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by Reliance Infrastructure Ltd., has directed Reliance Infrastructure Ltd. to pay for the difference in the energy charges for period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from Reliance Infrastructure Ltd., ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by Reliance Infrastructure Ltd.. However, Reliance Infrastructure Ltd. has filed an appeal in the Supreme Court. Hence, on grounds of prudence, the Company has not recognised any income arising from the above matters.

5. In the current quarter, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations,. 2005 for its operations in respect of the Licensed Area. This determination hitherto was done for the year as a whole. Consequently, the Net Profit after Tax for the quarter ended 30th June, 2008 is reduced by Rs 20 crores and the Net Profit after Tax and Statutory Appropriations for the quarter ended 30th June, 2008 is reduced by Rs 48 crores.

6. Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments hitherto included the cost of 6.75% Unit Trust of India-Tax Free US Bonds 2008 received on conversion of units in Scheme US-64, which bonds were redeemed during the period. In the light of ATE's Order dated 12th May, 2008, the Company is of the view that the appropriations made to Contingency Reserve and Deferred Taxation Liability Fund (DTLF) can be utilised to meet the loss of Rs.155.47 crores realised on redemption of the above statutory investments. Accordingly, the Company has drawn from these Reserves to meet the loss. However, as a matter of abundant caution, the Company proposes to seek clarification on the matter from ATE.

7. Provision for tax for the quarter ended 30th June, 2008 includes a net amount of Rs 27.10 crores, representing the cumulative net impact of deferred tax adjustments on the future tariff.

8. During the quarter ended 30th June, 2008, 2,097 Foreign Currency Convertible Bonds (FCCB) have been converted into 1,53,959 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.15 crore and Securities Premium by Rs. 8.84 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the FCCB converted during the period. As a result, the balance in Securities Premium Account has increased by Rs. 1.45 crores.

9. There were 2 investor complaints pending as on 1st April, 2008, 8 complaints were received during the quarter, 7 complaints were disposed off during the quarter and 3 complaints remained unresolved as at the end of the quarter ended 30th June, 2008.

10. Previous period/year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

Date: 25th July, 2008.

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Particulars	Quarter ended		Year ended
	30-Jun-08	30-Jun-07	31-Mar-08
Segment Revenue			
Power Business	1,998.97	1,491.12	5,838.51
Others	27.16	20.49	77.40
Total Segment Revenue	2,026.13	1,511.61	5,915.91
Less: Inter segment revenue	-	0.13	-
Net Revenue	**2,026.13**	**1,511.48**	**5,915.91**
Segment Results (Profit before Interest and Tax)			
Power Business	227.07	200.23	717.94
Others	3.91	(7.94)	(12.60)
Total Segment Results	230.98	192.29	705.34
Less: Interest Expense	52.16	55.75	167.60
Add: Unallocated Income net of Unallocated Expense	88.02	91.34	432.38
Total Profit Before Tax	**266.84**	**227.88**	**970.12**
Capital Employed			
Power Business	5,885.72	4,811.33	5,304.39
Others	106.61	56.01	82.84
Unallocated	2,106.15	1,260.83	2,665.60
Total Capital Employed	**8,098.48**	**6,128.17**	**8,052.83**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy, Project Management Services etc.

TATA

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate.
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

**AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED**

1. We have audited 'Part B' of the accompanying statement of the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter ended 30th June, 2008 attached herewith in which are incorporated the Returns from the Bangladesh Branch audited by another auditor, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Central Government under section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion,

   i. we draw attention to Note 6 to the financial results. As stated in the note, based on the Appellate Tribunal of Electricity's (ATE) Order dated 12th May, 2008, the Company is of the view that the appropriations made to Contingency Reserve and Deferred Taxation Liability Fund can be utilised to meet the loss of Rs 155.47 crores realised on redemption of certain statutory investments and has accordingly drawn from these Reserves to meet the loss. As a matter of abundant caution the Company proposes to obtain a clarification on the matter from ATE.

   ii. we draw attention to Note 2 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 30th June, 2008. The impact of the above on the results for the quarter ended 30th June, 2008 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

W

Deloitte Haskins & Sells

4. In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

   i. are presented in accordance with the requirements of Clause 41 of the Listing Agreements in this regard; and

   ii. give a true and fair view of the net profit for the quarter ended 30th June, 2008.

5. Further, we also report that the particulars relating to the number of shares as well as the percentage shareholding in respect of aggregate of public shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Registrars.

For Deloitte Haskins & Sells
Chartered Accountants

N.VENKATRAM
Partner
Membership No: 71387

Mumbai 25th July, 2008

TATA

immediate use **PRESS RELEASE**

Tata Power's Q1 FY 09 Revenues Up 34.05% at Rs.2026.13 Crores PBT up 17.10% at Rs. 266.84 Crores PAT stood at Rs. 190.55 Crores (not comparable due to change in the accounting method)

- **Sales at 4115 MUs compared to 4056 MUs in Q1 FY07-08**
- **Receives favourable order from Hon'ble Supreme Court to retail power in Mumbai**
- **Agrees to take 26% equity stake in 114 MW Dagachhu Hydro Electric Power Project being developed by The Royal Government of Bhutan (RGoB)**
- **Wins the civic award in the category social development instituted by Bombay Chambers for the Year 2007-08.**

Mumbai, 25th July 2008: The Tata Power Company Limited, India's largest private power company, today announced its financial results for the first quarter ended June 30th for FY 2008-09.

HIGHLIGHTS-Q1 FY 09:

Tata Power Revenues rose by 34.05 % to Rs. 2026.13 Crores as against Rs. 1511.48 Crores a year earlier. PAT for the quarter stood at Rs.190.55 Crores and was not comparable with the same period last year owing to the change in the accounting method that the Company undertook this quarter. Regulatory adjustments which used to be made on an annual basis in the fourth quarter would now onwards be made on a provisional basis every quarter. But for this, the PAT would have been at Rs. 210.55 Crores. The PAT for the corresponding period last year was Rs.190.20 Crores.

*(**Notes:** By practice, the regulatory workings for return on equity, and the adjustments to revenue were determined at the end of each year. This resulted in a variation in profits in the fourth quarter, as the adjustments were made for the entire year, including the previous three quarters. We have therefore decided to change the practice and provisionally make these adjustments in each quarter. This has reduced Profit after Tax by Rs.20 Crores and Profit after Tax and Appropriations by Rs.48 Crores in the current quarter).*

- The Company reported Profit Before Tax of Rs. 266.84 Crores as against Rs. 227.88 Crore in the corresponding quarter last year.
- Sales volume rose by 1.45% at 4115 MUs against 4056 MUs in the corresponding period last year.
- During the quarter, the Company won the civic award in the category social development instituted by Bombay Chambers for the Year 2007-08. Jojobera division also received first prize in ash management from Jharkhand State Pollution Control Board.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

- The Supreme Court in its judgment upheld Tata Power's rights to supply power to retail consumers in Mumbai Licence Area, irrespective of consumption limits.

- The Company agreed to take 26% equity stake in 114 MW run-of-the-river Dagachhu Hydro Electric Power Project being developed by The Royal Government of Bhutan (RGoB) over river Dagachhu through Druk Green Power Corporation Limited (DGPC).The project will be executed by the Special Purpose Vehicle-Dagachhu Hydro Power Corporation Limited (DHPC). Tata Power Trading also agreed to off-take power from the project for a period of 25 years and the power will be delivered at India-Bhutan Border.

Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, The Tata Power Company Ltd., said, *"One of the key milestones for the Company is the Hon'ble Supreme Court's judgment on the retail licence issue. We welcome the Hon'ble Supreme Court's order upholding our distribution rights in the Mumbai Licence Area. The Company takes this opportunity to thank its consumers for the extra-ordinary support and confidence that they have shown in us for the last few years. It will be our endeavour to continue to provide reliable and quality power to our consumers and we look forward to servicing Mumbai as we have been doing for the last nine decades.*
All our generating units are running at high plant load factor leading to higher generation and enhanced efficiencies.Our future growth plans are in accordance with the expectations of our stakeholders and the growth continues as per our stated objective."

About Tata Power:
The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission and distribution. The Company's 4000 MW Ultra Mega Power Project at Mundra (Gujarat) is on fast track and has established global footprint by acquiring 30% stake in Indonesian Coal Mines. It has successful public-private partnerships in generation, transmission and distribution-North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro project in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project.

<u>For further information please contact:</u>
Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tatapower.com

Rakesh Reddy / Soumyashree Saha
Vaishnavi Corporate Communications
Phone: 66568787 Fax: 66568788
Email: rakesh@vccpl.com / ssaha@vccpl.com

END